SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

CNPJ/MF 02.558.115/0001 -21
NIRE 33 300 276 963
Publicly Held Company

CALL NOTICE – SPECIAL SHAREHOLDERS’ MEETING

The Shareholders of TIM Participações S.A. (“Company”) are hereby called, as provided in Section 124 of Law 6404/76, to the Special Shareholders’ Meeting to be held on June 5, 2006, at 11:00 a.m., at the Company’s headquarter, located at Avenida das Américas, 3434, Bloco 01, Barra da Tijuca, Rio de Janeiro (RJ), in order to deliberate about the following Agenda:

(1) examine, discuss and approve the amendments to the By-laws of the Company, as well as its consolidation, in the terms of the proposal prepared by the Board of Executive Officers and approved by the Board of Directors during the meeting held on May 4, 2006, with the consequent amendment of the following statutory provisions: (a) chapter III with respect to the General Meeting, amendment to article 13, XIV and insertion of the new article 19; (b) chapter IV, section I, with respect to the general rules related to the Management of the Company, amendment to the former articles 21 and 24 and insertion of the new paragraph 4th to the new article 20 and new article 23; (c) chapter IV, section II, which relates to the Board of Directors, amendment to former articles 23 to 27 and insertion of the new article 28; (d) chapter IV, section III, with related to the Board of Executive Officers, amendment to the former articles 28, 30 and 31 and insertion of the new articles 32, 33 and 36; (e) chapter V, with respect to the Statutory Audit Committee, amendment to the former articles 33, 34, 35 and 37 and insertion of the new articles 39 and 44; (f) chapter VIII, with respect to the General and Temporary Provisions, insertion of new article 50; (2) approve the Statutory Audit Committee’s budget proposal for the fiscal year 2006, in the terms of the proposal prepared by the committee’s members and approved by the Board of Director during the meeting held on May 4, 2006.

General Instructions:

The documents related to the matters to be examined and resolved in the General Meeting are available to shareholders at the Company headquarters.

Shareholders or their properly appointed proxies shall observe, when attending the Shareholders’ Meeting hereby called, the provisions of Article 126 of Law 6.404/76 and Article 15 of the By-laws. Therefore, shareholders not appearing in person at the Shareholders’ Meeting shall deposit at the Company headquarters the proper proxy and/or the corporate acts concerning the appointment, as the case might be, and the representative’s ID document no later than two (2) business days before said Shareholders’ Meeting. Within that same period of time, the holders of book-entry shares or shares in custody shall deposit copies of their ID documents and the respective statement of book-entry shares issued at least five (5) business days before the Shareholders’ Meeting. Such documents shall be addressed as follows: TIM Participações S.A., Depto. de Relações com Investidores, Sra. Joana Dark Serafim, Avenida das Américas, 3434, Bloco 01, CEP 22640 102, Barra da Tijuca, Rio de Janeiro (RJ).

Rio de Janeiro, May 16,2006

Giorgio della Seta Ferrari Corbelli Greco

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 17, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer